Exhibit 99.6

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,867,520,185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Thailand: Greater Bongkot South gas sales agreement signed
Paris, September 22, 2009 — Total and the partners of the Bongkot Joint Venture announce that a Gas Sales Agreement has been signed with PTT covering all gas production from the Greater Bongkot South (GBS) field in the Gulf of Thailand. The Joint Venture is operated by PTTEP (44.45%), alongside partners Total (33.33%) and BG Group (22.22%).
With all the construction contracts for the GBS development being awarded, GBS first production is expected in 2012. At plateau, GBS will contribute 20,000 barrels of oil equivalent per day to Total’s production, an increase of approximately 50% to the Group’s production in Thailand. This development will enable the Bongkot Joint Venture to further contribute to the increasing gas demand in Thailand.
About the GBS development
The offshore GBS field is located in Gulf of Thailand’s blocks B16 and B17, approximately 200 kilometres East of Songkhla. This new standalone development will consist of a central processing platform, a quarters platform and 13 wellhead platforms.
The processing platform will have a capacity of 350 million cubic feet of gas per day and 15,000 barrels of condensate per day. Gas will be exported via a new build spur line to the PTT 3rd trunk line while condensate will be exported to the existing Floating, Storage and Offloading (FSO) vessel at the Greater Bongkot North field, which is located 80 kilometres to the north.
Total Exploration and Production in Thailand
The Greater Bongkot North field (33.33%) is Total’s main asset in Thailand. In 2008 this field contributed 41,000 thousand barrels of oil equivalent per day to the Group’s production.
Total is also active in power in Thailand and holds a 28% interest of Eastern Power and Electric Company Ltd (EPEC). Since 2003, EPEC has been operating the combined cycle gas power plant of Bang Bo, with a capacity of 350 Mega Watts.
In Thailand as in all the countries where Total has activities, the Group is engaged in initiatives towards the local communities and the environment. In Thailand, Total supports a three-year marine biodiversity program aimed at studying the marine ecosystems at Khanom beach in the Gulf of Thailand. Furthermore, Total supports a reforestation project in the Petchabun province, with local communities being trained and hired to plant and maintain trees. Total also promotes research and development by co-sponsoring a corrosion laboratory at the King Mongkut’s University of Technology in North Bangkok.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com